RECEIVED MAR 03 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 165

03011881

SECURITIES ...ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colonial Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Commerce St., 7th Floor
(No. and Street)

Montgomery (City) AL (State) 36104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beth Johnson 334-240-5155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

One Commerce St., 7th Floor (Address) Montgomery (City) AL (State) 36104 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beth Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colonial Brokerage, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Beth Johnson
Signature

FINOP
Title

Mary Beth Herrington
Notary Public Comm. Exp. 7-23-06

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Colonial Brokerage, Inc.

(Wholly-Owned Subsidiary of The Colonial BancGroup, Inc.)
Financial Statements and Supplementary Information
For the Year Ended December 31, 2002

Colonial Brokerage, Inc.
(Wholly-owned subsidiary of The Colonial BancGroup, Inc.)
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One Commerce Street
Suite 703
Montgomery AL 36104-3542
Telephone (334) 834 9107
Facsimile (334) 834 7082

Report of Independent Accountants

To the Board of Directors
Colonial Brokerage, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Colonial Brokerage, Inc. (the Company) at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 19, 2003

Colonial Brokerage, Inc.
(Wholly-owned subsidiary of The Colonial BancGroup, Inc.)
Statement of Financial Condition
December 31, 2002

ASSETS		2002
Cash and cash equivalents	$	184,077
Commissions receivable from clearing broker		117,872
Deposit with clearing broker		50,000
Income taxes receivable		11,410
	$	363,359
LIABILITIES AND STOCKHOLDER'S EQUITY		
Due to parent	$	284,372
		284,372
Commitments and contingencies (Note 6)		
Stockholder's equity:		
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		159,990
Retained deficit		(81,013)
		78,987
	$	363,359

The accompanying notes are an integral part of these financial statements

Colonial Brokerage, Inc.
(Wholly-owned subsidiary of The Colonial BancGroup, Inc.)
Statement of Operations
For the Year Ended December 31, 2002

	2002
Revenues:	
Interest income	$ 1,522
Commissions	4,257,216
Total revenues	4,258,738
Expenses:	
Clearing fees	291,444
General and administrative	369,742
Mangement fees	455,966
Occupancy	144,376
Professional fees	139,358
Salaries and employee benefits	595,613
Sales commissions	2,297,337
Total expenses	4,293,836
Loss before benefit from income taxes	(35,098)
Benefit from income taxes	(11,410)
Net loss	$ (23,688)

The accompanying notes are an integral part of these financial statements

Colonial Brokerage, Inc.
(Wholly-owned subsidiary of The Colonial BancGroup, Inc.)
Statement of Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balance, January 1, 2002	$ 10	$ 159,990	$ (57,325)	$ 102,675
Net loss			(23,688)	(23,688)
Balance, December 31, 2002	$ 10	$ 159,990	$ (81,013)	$ 78,987

The accompanying notes are an integral part of these financial statements

Colonial Brokerage, Inc.
(Wholly-owned subsidiary of The Colonial BancGroup, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2002

	2002
Cash flows from operating activities:	
Net loss	$ (23,688)
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Change in income taxes receivable	21,959
Change in commissions receivable from clearing broker	(117,872)
Change in deposit with clearing broker	(50,000)
Increase (decrease) in operating liabilities:	
Change in due to parent	191,680
Net cash provided by operating activities	22,079
Net increase in cash and cash equivalents	22,079
Cash and cash equivalents, beginning of year	161,998
Cash and cash equivalents, end of year	$ 184,077

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

Colonial Brokerage, Inc. (the Company) was incorporated under the laws of the state of Delaware on October 20, 2000. The Company was approved as a Member of the National Association of Securities Dealers, Inc. on September 4, 2001 and commenced business as a broker-dealer on January 23, 2002. The Company operates as an introducing broker-dealer that clears on a fully disclosed basis. The Company is a wholly owned subsidiary of The Colonial BancGroup, Inc. (BancGroup).

2. Significant Accounting Policies

Basis of Presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Commissions - Commissions are recorded as revenue on a trade date basis in accordance with the contractual agreement with the clearing broker.

Cash Equivalents - The Company considers all instruments purchased with an original maturity of three months or less to be cash equivalents.

Sales Commissions – Sales commissions are recorded as expense on a trade date basis.

3. Related Parties

BancGroup made an initial capital contribution of $160,000 to the Company during the year ended December 31, 2001.

The Company has a non-interest payable due to BancGroup of $284,372 at December 31, 2002.

Sales commissions paid to employees of Colonial BancGroup totaled $2,297,337 for the year ended December 31, 2002.

The Company paid management fees of $455,966 to BancGroup during 2002. These fees were for administrative services provided to the Company by BancGroup.

4. Income Taxes

The Company files a consolidated income tax return with BancGroup and certain affiliates, and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes.* Under a tax allocation arrangement, BancGroup allocates current and deferred taxes by applying SFAS 109 to each member of the group as if it were a separate taxpayer. There were no temporary differences at the statement of financial condition date and, therefore, no resulting deferred tax assets or liabilities.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for 12 months after the commencement of business as a broker-dealer. At December 31, 2002, the Company had computed net capital of $65,307, which was $15,307 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2002 was 4.35 to 1.

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(1).

6. Commitments and Contingencies

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. During 2002, the Company paid no amounts to the clearing broker related to these guarantees. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

7. Liabilities Subordinated to Claims of General Creditors

The Company had no borrowings under subordination agreements at December 31, 2002.

Supplementary Information

Schedule I

Colonial Brokerage, Inc.

(Wholly-owned subsidiary of The Colonial BancGroup, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002

NET CAPITAL		
Total stockholder's equity	$	78,987
Deductions and/or charges:		
Nonallowable assets		(13,680)
Net capital	$	65,307
AGGREGATE INDEBTEDNESS		
Items included in balance sheet:		
Due to parent	$	284,372
Total aggregate indebtedness	$	284,372
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	50,000
Excess net capital	$	15,307
Ratio: Aggregate indebtedness to net capital		4.35 to 1

There were no differences between this computation of net capital and the corresponding computation prepared by Colonial Brokerage, Inc. and included in its unaudited Part II Focus Report filing, filed on January 23, 2003.

Schedule II

Colonial Brokerage, Inc.

(Wholly-owned subsidiary of The Colonial BancGroup, Inc.)
Computation for Determination of the Reserve Requirements
Under Securities and Exchange Commission Rule 15c3-3
As of December 31, 2002

EXEMPTION UNDER SECTION (k)(1) HAS BEEN CLAIMED

The Company is not required to file the above schedule as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(1) of the rule, as customer transactions are limited to those involving redeemable securities of registered investment companies and interests in insurance company separate accounts.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One Commerce Street
Suite 703
Montgomery AL 36104-3542
Telephone (334) 834 9107
Facsimile (334) 834 7082

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Management
Colonial Brokerage, Inc.
Montgomery, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of Colonial Brokerage, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph of this report.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 19, 2003